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Leo Borchardt

Davis Polk & Wardwell London LLP	020 7418 1334 tel
5 Aldermanbury Square	020 7710 4934 fax
London EC2V 7HR	leo.borchardt@davispolk.com

December 18, 2018

Re:	Centogene B.V.
Draft Registration Statement on Form F-1
Submitted October 31, 2018
CIK No. 0001757097

CONFIDENTIAL

Mr. Jonathan Burr
Ms. Brigitte Lippmann
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Burr and Ms. Lippmann,

On behalf of our client, Centogene B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated November 27, 2018 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter.  The Amended DRS also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and three marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on October 31, 2018.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will provide copies of the written communications, as defined in Rule 405 under the Securities Act, that it uses in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act.

2.              You state on page 35 of the draft registration statement that you have contracts with several laboratories in Iran through which you provide diagnostic tests. You do not quantify this activity. You state on pages 28 and 29 of the draft registration statement that you derived 27.9% of your 2017 revenues from the Middle East, and you state on pages 80 and 117 that major markets for your diagnostics business include the “Middle East and North Africa region.” North Africa and the Middle East include Sudan and Syria. Iran, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last two fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response: In response to the Staff’s comment, as described more fully below, a non-U.S. Subsidiary of the Company, makes certain direct and indirect sales to customers in Iran. All sales of Company products made to customers in Iran are diagnostic testing products in its diagnostic segment. To the Company’s knowledge, neither the Company nor any of its distributors has entered into arrangements with or sold products to persons included on the Specially Designated Nationals List administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The Company does not have any contacts, and does not maintain any direct sales activity or operations, nor does it employ any persons, in Sudan or Syria.

•                  Iran. The Company makes sales of diagnostic testing products directly to certain laboratories in Iran, primarily non-invasive prenatal testing (“NIPT”) for pregnant women. In addition, the Company has a distribution agreement with one distributor that has in prior periods sold, and will in the future sell, the Company’s diagnostic testing products in Iran. Direct sales and sales to the distributor have been and will be conducted through Centogene AG, which will become a non-U.S. subsidiary of the Company following the corporate reorganization described in the Amended DRS. Centogene AG is not a U.S. person and is not owned or controlled by U.S. persons, as such term is used in the sanctions regime administered by OFAC. Revenues generated from Iran have historically fluctuated in response to the demands of clients, but have represented a low percentage of the Company’s total revenues. During the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, the Company’s revenues from Iran, generated from provision of clinical diagnostics services, amounted to €141 thousand, €254 thousand and €2,279 thousand, respectively. In the nine months ended September 30, 2018, revenues were higher than in prior periods because of a new contract with the distributor under which the volume of NIPT tests performed increased. During the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, the Company’s assets receivable from or attributable to the Company’s contacts in Iran amounted to €67 thousand, €77 thousand and €1,704 thousand, respectively. During the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, the Company had no liabilities due from or attributable to the Company’s contacts in Iran. The Company expects that, as its operations in other countries expand in line with its growth strategy, its revenues generated from contacts in Iran and its assets in Iran will decrease over time as a percentage of the Company’s total revenues and assets.

•                  Sudan. The Company and its subsidiaries and affiliates have no past, current or anticipated direct contacts with Sudan and do not directly sell products or services to the Sudanese government nor to any entities controlled by the Sudanese government. To the Company’s knowledge, none of its distributors, partners or customers provide any of the Company’s products or services to the Sudanese government or to any entities controlled by the Sudanese government.

•                  Syria. The Company and its subsidiaries and affiliates have no past, current or anticipated direct contacts with Syria and do not directly sell products or services to the Syrian government nor to any entities controlled by the Syrian government. To the Company’s knowledge, none of its distributors, partners or customers provide any of the Company’s products or services to the Syrian government or to any entities controlled by the Syrian government.

The Company has never entered into any agreements, commercial arrangements, or had other contacts with the governments of Iran, Sudan or Syria, nor entities controlled by the governments of Iran, Sudan or Syria.

From a qualitative standpoint, as noted above, the Company’s contacts with Iran are limited to the sale of diagnostic testing products used for individual diagnostic medical purposes through its non-U.S. subsidiary. The Company is committed to improving the diagnosis of rare diseases, with the aim of improving the overall quality of healthcare and ensuring equal access to advancements in rare disease diagnosis for patients worldwide. The Company has compliance policies and procedures designed to prevent violations of applicable law. The Company believes that its business with Iranian parties is conducted in compliance with all applicable sanctions and export controls laws and regulations and that such activities, which involve providing genetic testing services to patients, are not sanctionable under U.S. secondary sanctions targeting Iran.

Based on an assessment of the above quantitative and qualitative factors, the Company believes that it appropriately monitors its contacts with Iran. The Company believes and expects that, taking into account the Company’s commitment to improve the diagnosis and treatment of rare diseases worldwide, investor sentiment will not be materially negatively impacted by its contacts in Iran.

MD&A, Financial Operations Overview, Pharmaceutical, page 79

3.              You state that you can experience different revenue patterns quarter-to-quarter and year-over-year due to the significant upfront payments or investments made by our pharmaceutical partners. Please tell us how you are accounting for these upfront payments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 and page 85 of the Amended DRS to clarify the accounting treatment for these upfront payments.

No significant upfront payments or investments were recorded in the years ended December 31, 2016 and 2017. During the nine-month period ended September 30, 2018, the Company entered into two collaboration agreements with Evotec International GmbH (“Evotec”) and Denali Therapeutics Inc. (“Denali”). Under the terms of these collaboration agreements, upfront payments totaling €4.0 million were received in relation to the licensing by Evotec and Denali of specified portions of the Company’s intellectual property. The recognition of these upfront payments is disclosed in Centogene AG’s unaudited interim condensed financial statements for the nine-month period ended September 30, 2018.

Because these up front payments relate to the licensing of intellectual property and knowledge, such upfront payments were recognized as revenue at the point in time when the license to use such intellectual property and knowledge was transferred to the respective pharmaceutical partner in accordance with IFRS 15.B56(b). Accordingly, these upfront payments were recognized as revenues during the period as they represented the transaction price to be allocated to the grant of licenses, which are distinct and qualify as licenses to use such intellectual property for an unlimited period or for the time specified in the agreements.

MD&A, Results of Operations, Year Ended December 31, 2016 Compared to Year Ended December 31, 2017, page 82

4.              Your disclosure under Note 7, Segment Information, indicates that you evaluate performance based on Adjusted EBITDA for each segment. Please expand your discussion of the results of operations for each of your reportable segments to describe the underlying drivers for the changes in segment Adjusted EBITDA between reporting periods. If there are multiple drivers that are responsible for the changes, please discuss and quantify the effect of each driver that you have identified. Please refer to Item 4 of Form F-1 and Item 5 of Form 20-F for guidance.

Response: The disclosure has been revised in response to the Staff’s comment. See page 91 of the Amended DRS.

MD&A, Contractual Obligations and Commitments, page 87

5.              We note your disclosure in the risk factors section that you received waivers for the breach of equity and net debt ratio covenants under the Syndicated Loan Facility and that you are in the process of obtaining a further waiver from, or amendment of, the financial covenant terms of the facility for the year ended December 31, 2019. Please disclose the steps that the company intends to take to cure, obtain waivers of or otherwise address any expected breach in 2019. For guidance, refer to Section IV.C of SEC Release 33-8350 (December 29, 2003).

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 52 and 96 of the Amended DRS to disclose the steps that the Company is taking to obtain a waiver of compliance with the covenants under its Syndicated Loan Facility for the year ended December 31, 2019. The Company has received drafts of, and is in the process of negotiating with the lenders, definitive documentation that includes (i) a waiver of the financial covenant terms of the Syndicated Loan Facility for the year ended December 31, 2019 and (ii) a waiver of the covenant that requires the Company’s Chief Executive Officer, Prof. Arndt Rolfs, to remain the principal shareholder of the Company, which we expect to no longer be in compliance with following this offering. Also, under the terms of the Syndicated Loan Facility, this second covenant is no longer applicable from May 2019.

Certain Relationships and Related Party Transactions, page 141

6.              We note your disclosure on page F-39 that remuneration of EUR 476k (2016: EUR 1,242k) was provided to an entity controlled by key management personnel in respect of IT and consulting services. Please provide the disclosure required by Item 4 of Form F-1 and Item 7.B of Form 20-F or advise.

Response: The disclosure has been revised in response to the Staff’s comment. See page 151 of the Amended DRS.

Description of Share Capital and Articles of Association, page 142

7.              Please include discussion of how management may make calls on shareholders for amounts owed. See Item 10.B.3(g) of Form 20-F.

Response: The disclosure has been revised in response to the Staff’s comment. See page 153 of the Amended DRS.

Taxation, Information Reporting and Backup Withholding, page 178

8.              If applicable and material, please include discussion of the foreign financial assets requirements under the Hiring Incentives to Restore Employment Act of 2010.

Response: The disclosure has been revised in response to the Staff’s comment. See page 188 of the Amended DRS.

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2016 and 2017, page F-3

9.              Please revise your financial statements to separately present loss for the year attributable to equity holders of the parent and non-controlling interests as required by paragraph 81B(a) of IAS 1.

Response: The Company respectfully acknowledges the Staff’s comment and in response advises the Staff that the Company considers such separate presentation of loss for the year attributable to equity holders of the parent and non-controlling interests in the consolidated statements of comprehensive loss is not necessary as described further in this response.

The Company respectfully advises the Staff that in the consolidated statements of comprehensive loss on page F-22 of the Amended DRS, the Company has presented total comprehensive loss attributable to equity holders of the parent and non-controlling interests. The difference between loss for the year and total comprehensive loss is approximately €9 thousand and €10 thousand for the years ended December 31, 2016 and 2017, respectively, representing the other comprehensive income for those periods, which the Company considers to be not material. Additionally, on page F-22, the Company has disclosed that the other comprehensive income is all attributable to equity holders of the parent, therefore, it can be readily deducted from such disclosure that the loss for the year attributable to non-controlling interests is equal to the total comprehensive loss attributable to non-controlling interests of €129 thousand and €115 thousand for the years ended December 31, 2016 and 2017, respectively. Further, the information requested by the Staff is presented in the consolidated statements of changes in equity on page F-25, which shows that the loss for the year attributable to equity holders of the parent is €5,230 thousand and €5,361 thousand and the loss for the year attributable to non-

controlling interests is €129 thousand and €115 thousand for the years ended December 31, 2016 and 2017, respectively.

The Company respectively advises the Staff that, if loss for the year attributable to equity holders of the parent and non-controlling interests is materially different to comprehensive loss attributable to equity holders of the parent and non-controlling interests in a future period, the Company will provide such separate presentation in the consolidated statement of comprehensive loss, in addition to what is already disclosed as described above, as required by IAS 1.81B(a).

5 Accounting and Measurement Principles: Revenue, page F-9

10.       We note that you recognize revenue from clinical diagnostic services based on the percentage of completion method. Please expand your accounting policy disclosure to describe the terms of the transactions and explain to us how these transactions meet the conditions in paragraph 20 of IAS 18. Please also disclose how you assess the percentage of completion of the service on the reporting date based on the work rendered. Refer to paragraph 35 of IAS 18.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Amended DRS.  The Company respectively advises the Staff that revenues from the diagnostics business are typically generated from targeted genetic sequencing and diagnostics services that the Company provides to clients, who are typically physicians, laboratories or hospitals, either directly or through distributors. Revenues are based on a negotiated price per test or on the basis of agreements to provide certain testing volumes over defined periods.

The testing process typically takes between one and six weeks and follows a standard process regardless of the type of test requested. The Company’s standard testing process consists of pre-defined stages, consisting of (i) a preparation stage where the patient sample is received and the data from such sample is imported and recorded; (ii) a clarification stage, where, in the event that a sample is incomplete or incorrect, such missing data is obtained and any corrections are made to affirm the quality and accuracy of the sample; (iii) a sequencing stage, where the patient sample is run through the requested sequencing process; and (iv) an output stage, where the results from the sequencing process are collated and data are interpreted, so that a medical report can prepared, completed and delivered to the patients’ physician. The Company has assigned a percentage of completion to each stage, which are indicative of the costs incurred in performing the respective stage in relation to total cost.

The Company respectfully advises the Staff that such arrangements meet the conditions of IAS 18.20 as follows:

a) the amount of revenue can be measured reliably;

The testing will only commence when the price is agreed with the customer and the Company has received a commitment to pay by the customer (either in a completed order form or in a signed agreement.)

(b) it is probable that the economic benefits associated with the transaction will flow to the entity;

The Company assesses the collectability of the transaction price, and therefore deems it probable that the economic benefits will flow to the Company, prior to the receipt of a completed order form or the entry into an agreement. Once the Company has entered into an agreement, each diagnostic test takes on average one to six weeks to complete and is invoiced when the diagnostic report is delivered to the customer which allows for reasonable recoverability of economic benefits. If a customer terminates a contract early, then such customer is obligated to pay for the Company’s costs incurred plus the applicable margin.

(c) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

As noted above, the process for performing a diagnostic test is standardized. Each stage of completion is determined by one of the Company’s laboratory specialists and can be appropriately verified.

(d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The Company measures the progress using an input method to measure progress towards complete satisfaction of the service. The inputs that are considered part of this process mainly relate to the salaries of personnel and the costs of consumables, which are recorded and can be measured separately according to the pre-defined stages of the Company’s standard testing process as discussed above. For example, during the preparation stage, the Company measures the cost of the reagent used as well as the costs of personnel in the department in which the preparation process is conducted, which can be determined separately in each stage in the process.

11.       Please expand your disclosure to describe the terms of fixed fee partnership agreements under your pharmaceutical segment and explain to us how you have determined recognizing revenue with a fixed service fee on the pro rata basis over the contract period is consistent with IAS 18.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Amended DRS.  The Company respectfully advises the Staff that it currently only has in place one fixed fee partnership agreement, namely with Shire International GmbH (“Shire”) in its pharmaceutical segment, as disclosed on page 97 of the Amended DRS. This partnership agreement involves high volumes of diagnostic testing that the Company has agreed to undertake for Shire for a fixed annual fee. The volume of testing is subject to a minimum number of agreed upon diagnostic tests but is otherwise uncapped at Shire’s discretion. As there is no specific volume of diagnostic tests agreed upon, revenue is recognized on a pro rata basis over the specified contract period, in accordance with billing patterns established with Shire. Therefore, the Company recognizes revenue from this fixed fee arrangement in accordance with IAS 18.25, which states that straight-line revenue recognition is appropriate when services are performed by an indeterminate number of acts over a specified period of time. The Company believes that such recognition faithfully represents the actual cost incurred in performing the testing and also the commitment of the Company to stand ready and process any number of test requests as and when our pharmaceutical partners request it.

Notes to the Consolidated Financial Statements, Centogene AG: 19 Share-Based Payments, page F-31

12.       Please reconcile the total expenses arising from share-based payment transactions for 2017 disclosed on page F-33 to the share-based payments amount presented in your consolidated statement of changes in equity for the year ended December 31, 2017.

Response: The Company respectfully acknowledges the Staff’s comment and in response advises the Staff that the expenses arising from share-based payment transactions for 2017 consist of expenses recognized from three separate incentive plans as disclosed in Note 20 to the consolidated financial statements for the year ended December 31, 2017: (i) the 2017 Equity Share Option Plan (Equity-Settled) (the “ESOP”), (ii) the 2016 Virtual Share Option Program (Cash-Settled) (the “VSOP 2016”) and (iii) the 2017 Virtual Share Option Program (Cash-Settled) (the “VSOP 2017”). The accounting for these plans varies depending on the settlement terms as disclosed in Note 20 and as described further below.

(i) ESOP - The following entry was made for the expense arising from the ESOP of €286 thousand for the year ended December 31, 2017:

Dr Share-based payment expense of €286 thousand; and
Cr Capital Reserve of €286 thousand.

(ii) VSOP 2016 & VSOP 2017 - Expenses arising from the VSOP 2016 and the VSOP 2017 plans are recognized as liabilities in the statement of financial position in accordance with the provisions of IFRS 2, as both are cash-settled plans. Under the provisions of IFRS 2.30, the liability incurred for the services received is initially measured at fair value and is re-measured to fair value at each reporting date until the liability is settled. Further, amounts due to employees under the VSOP 2016 will be reimbursed by the original shareholders to the Company at the same time as the obligation to pay the option holders arises, as disclosed in Note 20. Therefore, a corresponding receivable due from the original shareholders was recognized, as disclosed in Note 16, which is shown as a capital contribution in the Capital Reserve as the receivable is a shareholder transaction. The amount of such corresponding receivable recognized is equal to the amount of liability recognized at each reporting date. The VSOP 2017 does not contain such reimbursement provision, and as a result no entries are recognized in receivables or equity for this plan.

The total expense for the VSOP 2016 and the VSOP 2017 was €608 thousand for the year ended December 31, 2017, of which there was a negative expense of €235 thousand (i.e., income of €235 thousand) related to the VSOP 2016, due to a decrease in the Company’s valuation between December 31, 2016 and December 31, 2017. The following entries were recorded for the negative expense of €235 thousand arising from the VSOP 2016 for the year ended December 31, 2017:

Dr Liability €235 thousand; and
Cr Share-based payment expense €235 thousand.

being the recognition of negative expense (income) due to the decrease in Company valuation.

Dr Capital Reserve €235 thousand; and
Cr Receivable from Shareholder €235 thousand

being the reduction of the subsequent Shareholder reimbursement of the amount to be cash-settled.

The overall effect of the above entries on the Company’s Capital Reserve are as follows:

Description	For the Year Ended December 31, 2017
(€ in thousands)
Increase in capital reserve due to ESOP expense	286
Decrease in capital reserve due to reduction of shareholder receivable under VSOP 2016	-235
Total (as disclosed on page F-25)	51

Undertakings, page II-4

13.       Please provide the undertaking required by Item 512(a)(6) of Regulation S-K. Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A.

Response: The undertaking required by Item 512(a)(6) of Regulation S-K has been included in the Amended DRS in response to the Staff’s comment. See page II-4.

Exhibit Index, page II-6

14.       Please file your lease agreement for your Cambridge, Massachusetts facility described on page 130 or advise. Refer to Item 8 of Form F-1.

Response: The Company notes the Staff’s comment and respectfully submits that it does not believe that the lease agreement for its Cambridge, Massachusetts facility (the “Lease Agreement”) falls within the definition of a material contract under Item 601(b)(10) of Regulation S-K, and is accordingly not required to be filed as an exhibit to the Amended DRS.

In considering whether to file the Lease Agreement, the Company considers that the Lease Agreement was not entered into in the ordinary course of business, thus 601(b)(10)(i) of Regulation S-K is the relevant test. Item 601(b)(10)(i) of states that “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” is required to be filed. Accordingly, for contracts outside the ordinary course, the appropriate standard is whether the contract is material. The Company respectfully advises the Staff that it considers the Lease Agreement to be immaterial in amount and significance because:

•                  Current business is not dependent on this agreement. As disclosed in the Amended DRS, the Company only very recently opened its Cambridge, Massachusetts facility in October 2018. The facility is designed to offer the Company flexibility to conduct a minor portion of its diagnostic testing services for its pharmaceutical partners and other clients based in the United States, which testing services are primarily run from its Rostock, Germany headquarters. Although it is envisaged that, over time, the Company will migrate a portion of its diagnostic testing services to the Cambridge, Massachusetts facility, the Company currently only conducts a de minimis amount of testing at this facility and intends to keep a large majority of its testing at its headquarters facility going forward. The Company does not expect such facility to generate significant volumes of tests in the years ended December 31, 2018 or December 31, 2019. Although revenues from the Company’s North America region represented 47.0% of the Company’s total revenues for the year ended December 31, 2017, the Company allocates the revenues of its pharmaceutical segment by reference to the location where each pharmaceutical partner mainly operates rather than the location of services performed by the Company, and as noted above, the testing and other laboratory services that primarily generated such revenues were conducted from the Company’s facility in Rostock, Germany. Moreover, the Company is not dependent on the facility to perform its existing or expected future testing services or to otherwise run its business, as the Company believes its testing facility at its headquarters in Rostock, Germany has sufficient capacity to fully provide for the Company’s foreseeable growth in the years ended December 31, 2018 and December 31, 2019. Furthermore, the Company’s business is not dependent on any revenues generated from the facility subject to this Lease Agreement.

•                  Numerical value. The Company’s determination of whether the Lease Agreement is “material” depends upon a consideration of all of the facts and circumstances and not upon a strict numerical test. However, the Company does not consider the Lease Agreement to be material from a numerical standpoint because in the nine months ended September 30, 2018, no rent expense was incurred in respect of the facility subject to the Lease Agreement in the financial statements included in the Amended DRS, and lease payments due under the Lease Agreement amount to approximately €8 thousand per month.

•                  Terms of the agreement are not material to investors. The Company did consider whether additional disclosure concerning the nature and material terms of the Lease Agreement would benefit investors in making an informed investment decision concerning the Company. Although the Company did not conclude that the Lease Agreement was material to the Company for the reasons cited above, it did elect to provide disclosure that reported the existence of the agreement in the Registration Statement in order to enable investors to form a better view of the Company and its business as a whole. The Company acknowledges that its Cambridge, Massachusetts facility is referenced more than once in the Amended DRS, including in the Summary section. In drafting its disclosure, the Company concluded that the fact that the Company has established a presence in the United States as a relevant consideration for investors when considering an investment in the Company. However, it does not necessarily follow that the Company considers the Lease Agreement related to this facility to be a material agreement for purposes of Item 601(b)(10)(i). The Company respectfully advises the Staff that it does not believe filing the Lease Agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in respect of the facility in the Registration Statement.

•                  Continued analysis. Finally, the Company advises the Staff that it will continue to evaluate in future periods whether the Lease Agreement rises to the level of a “material contract” under Item 601(b)(10) of Regulation S-K. For example, the agreement might satisfy the Item 601(b)(10) test if, in the future, the Company were to run more significant operations from this facility, depending on the facts and circumstances applicable to the Company at that time.

Please do not hesitate to contact me at +44 20 7418 1334, +44 20 7710 4934 (fax) or leo.borchardt@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Leo Borchardt
Leo Borchardt

cc:	Via E-mail
Prof. Arndt Rolfs, Chief Executive Officer
Centogene B.V.
Richard Stoffelen, Chief Financial Officer
Centogene AG